Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

June 29, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Edwin Kim, Staff Attorney

Washington, D.C. 20549

RE:	Digital Donations Technologies, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 9, 2017

File No. 333-214601

Dear Mr. Kim:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 4 to Registration Statement on Form S-1 for Digital Donations Technologies, Inc. (the “Company”).

The following responses address the oral comments of the reviewing staff of the Commission received June 28, 2017 (the “Oral Comments”) in response to the filing of the Amendment No. 3 to Registration Statement on Form S-1 in June 2017. The comments and our responses below are sequentially numbered and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Form S-1

1.	Please update your risk factor disclosure to indicate that your disclosure controls and procedures and internal controls over financial reporting were not effective.

Response: In response to the comment made by the Staff of the Commission, the Company updated its risk factor disclosure to indicate that its disclosure controls and procedures and internal controls over financial reporting were not effective as of the end of the Company’s most recently completed fiscal quarter.

Form 10-K for the year ended December 31, 2016

Item 9A. Controls and Procedures

2.	Please update your disclosures to indicate that your disclosure controls and procedures were not effective.

Response: In response to the comment made by the Staff of the Commission, the Company updated its disclosures to indicate that its disclosure controls and procedures were not effective as of the date of the report under the first paragraph within Item 9A. We do note that the fifth paragraph within Item 9A included the statement that the controls were not effective and the update will now agree both paragraphs

*       *       *       *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Oral Comments. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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